UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13D-101)

_________________

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(A)
(AMENDMENT NO. 1)

CARROLS RESTAURANT GROUP, INC.
--------------------------------------------------------------------------------

(NAME OF ISSUER)
COMMON STOCK ($0.01 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------

(TITLE OF CLASS OF SECURITIES)

14574X104
--------------------------------------------------------------------------------
(CUSIP NUMBER)

with a copy to:
Brian P. Friedman	Melvin Epstein, Esq.
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC)	Stroock & Stroock & Lavan LLP
520 Madison Avenue, 10th Floor	180 Maiden Lane
New York, New York 10022	New York, New York 10038
(212) 284-1700	(212) 806-5864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 2 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners IV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	3,546,883
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	3,546,883

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,546,883

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	15.3%(1)

14.	Type of Reporting Person*
PN

(1)           Based on 23,161,822 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Carrols Restaurant Group, Inc., a Delaware corporation (the "Company"), outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 3 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Employee Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	408,518
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	408,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	408,518

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	1.8%(1)

14.	Type of Reporting Person*
OO

(1) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 4 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP Partners IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	129,708
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	129,708

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	129,708

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	0.6%(1)

14.	Type of Reporting Person*
OO

(1) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 5 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

JCP IV LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,085,109(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,085,109(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,085,109(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	17.6%(2)

14.	Type of Reporting Person*
OO

(1)           JCP IV LLC, a Delaware limited liability company (“General Partner”), is the general partner of Jefferies Capital Partners IV LP, a Delaware limited partnership ("Jefferies Capital Partners IV") and is the managing member of each of Jefferies Employee Partners IV LLC, a Delaware limited liability company ("Jefferies Employee Partners"), and JCP Partners IV LLC, a Delaware limited liability company ("JCP Partners," and together with Jefferies Capital Partners IV and Jefferies Employee Partners, "Jefferies Capital Partners").

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 6 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Jefferies Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,085,109(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,085,109(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,085,109(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	17.6%(2)

14.	Type of Reporting Person*
OO

(1)           Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), is the manager of Jefferies Capital Partners and the managing member of General Partner.

(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 7 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian P. Friedman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,085,109(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,085,109(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,085,109(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
[ ]

13.	Percent of Class Represented By Amount In Row (11)	17.6%(2)

14.	Type of Reporting Person*
IN

(1) Brian P. Friedman (“Mr. Friedman”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.
(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 8 of 15 Pages

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

James L. Luikart

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

Not applicable

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	4,085,109(1)
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	4,085,109(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,085,109(1)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*
Not Applicable

13.	Percent of Class Represented By Amount In Row (11)	17.6%(2)

14.	Type of Reporting Person*
IN

(1) James L. Luikart (“Mr. Luikart”) is a managing member of Manager, which is the manager of Jefferies Capital Partners and the managing member of General Partner.
(2) Based on 23,161,822 shares of Common Stock outstanding as of May 8, 2012, as represented in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 9 of 15 Pages

Explanatory Note

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the statement on Schedule 13D previously filed by each of Jefferies Capital Partners IV LP, a Delaware limited partnership (“Jefferies Capital Partners IV”), Jefferies Employee Partners IV LLC, a Delaware limited liability company (“Jefferies Employee Partners”), JCP Partners IV LLC, a Delaware limited liability company (“JCP Partners”, and together with Jefferies Capital Partners IV and Jefferies Employee Partners, “Jefferies Capital Partners”), JCP IV LLC, a Delaware limited liability company (“General Partner”), Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), Brian P. Friedman (“Mr. Friedman”) and James L. Luikart (“Mr. Luikart”, and together with Jefferies Capital Partners, General Partner, Manager and Mr. Friedman, the “Reporting Persons”) on June 26, 2009 (the “Original Filing”).

The agreement between the Reporting Persons filing this Amendment No. 1 to make this single, joint filing (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.  The filing of this Amendment No. 1 shall not be construed as an admission that any of General Partner, Manager, Mr. Friedman or Mr. Luikart is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any shares of common stock, par value $0.01 per share (the “Common Stock”) of Carrols Restaurant Group, Inc., a Delaware corporation (the “Company”), covered by this Amendment No. 1.

Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Filing.  Except as expressly provided for herein, all Items of the Original Filing remain unchanged.

Item 2.  Identity and Background.

Item 2 of the Original Filing is hereby amended by amending and restating clause (v) of Items 2(a)-(c) in its entirety as follows:

(v)
Jefferies Capital Partners LLC (f/k/a Jefferies Capital Partners IV LLC), a Delaware limited liability company (“Manager”), whose principal business is to provide management and advisory services to Jefferies Capital Partners and General Partner.  As a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, Manager may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Jefferies Capital Partners and General Partner.

Item 4.  Purpose of the Transaction.

Item 4 of the Original Filing is hereby supplemented as follows:

Board of Directors

Pursuant to a letter dated July 21, 2011, Mr. Friedman agreed to resign from the Board of Directors of the Company effective upon completion of the spin-off of Fiesta Restaurant Group, Inc. by the Company (the “Spin-Off”).  The Spin-Off was completed on May 7, 2012, and Mr. Friedman resigned from the Board of Directors of the Company on such date.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 10 of 15 Pages

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Filing is hereby amended and supplemented as follows:

(a)
Based upon certain representations made by the Company in the Company’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2012, there were 23,161,822 shares of Common Stock outstanding as of May 8, 2012. As of June 4, 2012, and after giving effect to the Stock Sales (as described and defined in Item 5(c) below), (i) Jefferies Capital Partners IV beneficially owned 3,546,883 shares of Common Stock, or approximately 15.3% of the Common Stock deemed issued and outstanding, (ii) Jefferies Employee Partners beneficially owned 408,518 shares of Common Stock, or approximately 1.8% of the Common Stock deemed issued and outstanding, (iii) JCP Partners beneficially owned 129,708 shares of Common Stock, or approximately 0.6% of the Common Stock deemed issued and outstanding, (iv) General Partner, as a result of its roles as general partner of Jefferies Capital Partners IV and managing member of each of Jefferies Employee Partners and JCP Partners, may be deemed to be the beneficial owner, in the aggregate, of 4,085,109 shares of Common Stock, or approximately 17.6% of the Common Stock deemed issued and outstanding, which number consists of (A) 3,546,883 shares of Common Stock, or approximately 15.3% of the Common Stock, which is beneficially owned by Jefferies Capital Partners IV, (B) 408,518 shares of Common Stock, or approximately 1.8% of the Common Stock, which is beneficially owned by Jefferies Employee Partners, and (C) 129,708 shares of Common Stock, or approximately 0.6% of the Common Stock, which is beneficially owned by JCP Partners, (v) Manager, as a result of its roles as manager of Jefferies Capital Partners and managing member of General Partner, may be deemed to be the beneficial owner, in the aggregate, of 4,085,109 shares of Common Stock, or approximately 17.6% of the Common Stock deemed issued and outstanding, which number consists of (A) 3,546,883 shares of Common Stock, or approximately 15.3% of the Common Stock, which is beneficially owned by Jefferies Capital Partners IV, (B) 408,518 shares of Common Stock, or approximately 1.8% of the Common Stock, which is beneficially owned by Jefferies Employee Partners, and (C) 129,708 shares of Common Stock, or approximately 0.6% of the Common Stock, which is beneficially owned by JCP Partners, (vi) Mr. Friedman, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 4,085,109 shares of Common Stock, or approximately 17.6% of the Common Stock deemed issued and outstanding, which number consists of (A) 3,546,883 shares of Common Stock, or approximately 15.3% of the Common Stock, which is beneficially owned by Jefferies Capital Partners IV, (B) 408,518 shares of Common Stock, or approximately 1.8% of the Common Stock, which is beneficially owned by Jefferies Employee Partners, and (C) 129,708 shares of Common Stock, or approximately 0.6% of the Common Stock, which is beneficially owned by JCP Partners, and (vii) Mr. Luikart, as a result of his position as a managing member of Manager, may be deemed to be the beneficial owner, in the aggregate, of 4,085,109 shares of Common Stock, or approximately 17.6% of the Common Stock deemed issued and outstanding, which number consists of (A) 3,546,883 shares of Common Stock, or approximately 15.3% of the Common Stock, which is beneficially owned by Jefferies Capital Partners IV, (B) 408,518 shares of Common Stock, or approximately 1.8% of the Common Stock, which is beneficially owned by Jefferies Employee Partners, and (C) 129,708 shares of Common Stock, or approximately 0.6% of the Common Stock, which is beneficially owned by JCP Partners.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 11 of 15 Pages

(b)
Jefferies Capital Partners IV shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 3,546,883 shares of Common Stock of which it is deemed the beneficial owner.  Jefferies Employee Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 408,518 shares of Common Stock of which it is deemed the beneficial owner.  JCP Partners shares with Manager, General Partner, Mr. Friedman and Mr. Luikart the power to vote and dispose of 129,708 shares of Common Stock of which it is deemed the beneficial owner.  Each of Manager, General Partner, Mr. Friedman and Mr. Luikart shares the power to vote 4,085,109 shares of Common Stock of which it may be deemed the beneficial owner.  None of Jefferies Capital Partners IV, Jefferies Employee Partners, JCP Partners, General Partner, Manager, Mr. Friedman or Mr. Luikart has the sole power to vote or dispose of any shares of Common Stock of which it is or may be deemed to be the beneficial owner.

(c)
On June 4, 2012, Jefferies Capital Partners consummated the following sales (the “Stock Sales”) of Common Stock: (i) Jefferies Capital Partners IV sold 2,148,589 shares of Common Stock in an open market transaction pursuant to Rule 144, (ii) Jefferies Employee Partners sold 247,467 shares of Common Stock in an open market transaction pursuant to Rule 144 and (iii) JCP Partners sold 78,574 shares of Common Stock in an open market transaction pursuant to Rule 144, in each case, at a purchase price of $5.0336 per share. Other than the transactions described in this Amendment No. 1, during the past sixty days, there were no transactions in Common Stock, or securities convertible into, exercisable for or exchangeable for Common Stock, by the Reporting Persons.

(d)	(i)
The partners of Jefferies Capital Partners IV have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners IV.

(ii)
The members of Jefferies Employee Partners and JCP Partners have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Employee Partners and JCP Partners, as the case may be.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 12 of 15 Pages

(iii)
The members of Manager and General Partner have the right to receive dividends from, or proceeds from the sale of, all or some of the shares of Common Stock held for the account of Jefferies Capital Partners.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Filing is hereby amended and supplemented as follows:

July 2011 Voting Agreement

Jefferies Capital Partners and the Company entered into a Voting Agreement, dated as of July 27, 2011 (the “Original Voting Agreement”), which is attached hereto as Exhibit 2, and the First Amendment to Voting Agreement, dated as of May 30, 2012 (the “First Amendment,” and together with the Original Voting Agreement, the “July 2011 Voting Agreement”), attached hereto as Exhibit 3, pursuant to which Jefferies Capital Partners agreed at all times on and after the effective date of the Spin-Off to vote, or cause to be voted, an amount of shares equal to 3,279,870 shares (the “Subject Shares”) of Common Stock held by Jefferies Capital Partners, which represented approximately 15% of the issued and outstanding shares of Common Stock as of the date of the Original Voting Agreement, or give consent in lieu thereof, as follows:

(a)
if the matter concerned is a proposed merger, consolidation, reorganization, dissolution or similar transaction of the Company, or a proposed sale or disposition of all or substantially all of the assets or business of the Company (in each case requiring the vote of the shareholders of the Company pursuant to the General Corporation Law of the State of Delaware or otherwise), in the sole and absolute discretion of Jefferies Capital Partners;

(b)
if the matter concerned is a stockholder approval in connection with (i) the removal of certain restrictions (such restrictions, the “Issuance Limitation”) contained in that certain Certificate of Designation of Series A Convertible Preferred Stock (the “Series A Stock”) filed by the Company with the Secretary of State of the State of Delaware on May 29, 2012 (the “Certificate of Designation”), on the issuance of shares of Common Stock upon the conversion of Series A Stock (the “Conversion Shares”) to the extent that such shares of Common Stock, after giving effect to such issuance after conversion and when added to the number of shares of Common Stock previously issued upon the conversion of any shares of Series A Stock, would exceed a certain maximum percentage of the outstanding shares of Common Stock, and (ii) the permitting of such issuances, in each case, in accordance with applicable NASDAQ Stock Market Rules, in the sole and absolute discretion of Jefferies Capital Partners; and

(c)
for all other matters, in the same proportions as the shares of Common Stock voted on such matters, or as to which consent shall have been given in lieu of such vote, by the holders of Common Stock other than Jefferies Capital Partners, taken as a whole.

Jefferies Capital Partners also appointed the President of the Company as the proxy of Jefferies Capital Partners, and granted the President of the Company a power of attorney, with full power of substitution, with respect to the matters described in paragraph (c) above and authorized the President of the Company to represent and to vote, if and only if Jefferies Capital Partners attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with that paragraph, any or all of the Subject Shares.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 13 of 15 Pages

         Pursuant to the July 2011 Voting Agreement, in the event that Jefferies Capital Partners receives, as a dividend or other distribution upon any Subject Shares, any shares of Common Stock or securities of the Company convertible into or exercisable or exchangeable for Common Stock, the shares of Common Stock issuable or issued upon such dividend or distribution or upon the conversion, exercise or exchange of such securities shall be deemed to be Subject Shares subject to the terms and conditions of the July 2011 Voting Agreement.  In addition, in the event that Jefferies Capital Partners otherwise acquires additional shares of Common Stock or securities of the Company convertible into or exercisable or exchangeable for Common Stock, the additional shares of Common Stock acquired or issuable upon the conversion, exercise or exchange of such securities shall be deemed to be Subject Shares for purposes of the July 2011 Voting Agreement to the extent necessary to prevent the percentage of outstanding shares of Common Stock held by Jefferies Capital Partners that are not Subject Shares from exceeding 15% of the outstanding Common Stock at such time, treating as outstanding, Common Stock issuable upon conversion, exercise or exchange of any securities of the Company held by Jefferies Capital Partners.

The July 2011 Voting Agreement will automatically terminate upon the earlier of (i) a sale, transfer or other disposition by Jefferies Capital Partners (in one or a series of transactions) of all of the Subject Shares to any third party in accordance with the terms of the July 2011 Voting Agreement, (ii) the percentage ownership of Common Stock held by Jefferies Capital Partners falling below 15% of Common Stock outstanding at any time (treating as outstanding at such time Common Stock issuable upon conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for Common Stock held by Jefferies Capital Partners) or (iii) the percentage ownership by Jefferies Capital Partners of the common stock of Fiesta Restaurant Group, Inc. (the "Fiesta Common Stock") falling below 15% (treating as outstanding at such time Fiesta Common Stock issuable upon conversion, exercise or exchange of securities convertible into or exercisable or exchangeable for Fiesta Common Stock held by Jefferies Capital Partners).

The foregoing description of the July 2011 Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Original Voting Agreement and the First Amendment which are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated by reference herein.

BKC Voting Agreements

On March 26, 2012, Burger King Corporation (“BKC”) entered into separate voting agreements with each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners (collectively, the “BKC Voting Agreements”), pursuant to which each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners agreed to vote the shares of Common Stock beneficially owned by it, and to cause any holder of record of the shares of Common Stock beneficially owned by it, to vote (i) in favor of the stockholder approval contemplated by Section 6(b) of the Certificate of Designation (“Issuance Resolutions”), at every meeting (or in connection with any action by written consent) of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof; (ii) against any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit (A) the timely consummation of the matters contemplated by that certain Asset Purchase Agreement, dated as of March 26, 2012, providing for, among other things, the acquisition by the Company of certain assets of BKC in consideration for the issuance by the Company to BKC of shares of Series A Stock (the “Purchase Agreement”) or (B) the Issuance Resolutions.

Furthermore, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners appointed BKC and any designee of BKC, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of each BKC Voting Agreement solely with respect to the Shares in accordance with the votes described in the immediately preceding paragraph.

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 14 of 15 Pages

Pursuant to the BKC Voting Agreements, each of Jefferies Capital Partners IV, Jefferies Employee Partners and JCP Partners agreed that it will not, and will not permit any entity under its control to, deposit any of the shares of Common Stock beneficially owned by it in a voting trust, grant any proxies with respect to such shares or subject any such shares to any arrangement with respect to the voting of such shares other than agreements entered into with BKC and the July 2011 Voting Agreement.

The BKC Voting Agreements became effective as of the effective time of the First Amendment.  The BKC Voting Agreements will terminate upon the earliest to occur of (a) the date on which the Issuance Resolutions are approved by the Company stockholders, (b) the date on which the Purchase Agreement is terminated in accordance with its terms, (c) the date of any amendment to the Purchase Agreement or any change to or modification of the Certificate of Designation, in each case which change is materially adverse to the Company or Jefferies Capital Partners, as applicable, and (d) December 31, 2013.

The foregoing description of the BKC Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the BKC Voting Agreements, which are attached hereto as Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated by reference herein.

The descriptions of the transactions and agreements set forth in this Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached or incorporated by reference to this Amendment No. 1 as an exhibit pursuant to Item 7 hereof.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement between Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, JCP Partners IV LLC, Jefferies Capital Partners LLC, Brian P. Friedman and James L. Luikart

2	Voting Agreement, dated as of July 27, 2011, between Carrols Restaurant Group, Inc. and Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC and JCP Partners IV LLC

3
First Amendment to Voting Agreement, dated effective as of May 30, 2012, by and among Carrols Restaurant Group, Inc. and Jefferies Capital Partners IV LP, Jefferies Employee Partners IV LLC, and JCP Partners IV LLC

4	Voting Agreement, dated as of March 26, 2012, between Jefferies Capital Partners IV LP and Burger King Corporation

5	Voting Agreement, dated as of March 26, 2012, between Jefferies Employee Partners IV LLC and Burger King Corporation

6	Voting Agreement, dated as of March 26, 2012, between JCP Partners IV LLC and Burger King Corporation

SCHEDULE 13D/A
CUSIP No.: 14574X104	13D/A	Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

June 12, 2012

JEFFERIES CAPITAL PARTNERS IV LP
JEFFERIES EMPLOYEE PARTNERS IV LLC
JCP PARTNERS IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Manager

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JCP IV LLC

By: JEFFERIES CAPITAL PARTNERS LLC,
as Managing Member

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

JEFFERIES CAPITAL PARTNERS LLC

By: /s/ Brian P. Friedman
Name: Brian P. Friedman
Title: Managing Member

/s/ Brian P. Friedman
Brian P. Friedman

/s/ James L. Luikart
James L. Luikart